THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

February 8, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:	ON-AIR IMPACT, INC. Registration Statement on Form S-1 Amendment No. 4 Filed January 13, 2011 File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

Below please find our responses to the Staff’s comment letter, dated January 27, 2011 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 5 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. Accompanying this letter is a marked copy of Amendment No. 5 which shows changes from the previous filing.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri
Philip Magri, Esq.

Use of Proceeds, page 20

1.           We have reviewed your disclosure in response to comment 10 of our letter dated January 7, 2011 and re-issue the comment in its entirety.

Response:  We have revised the Use of Proceeds tables to comply with this comment.

2.           Please revise table 3 to include the narratives to footnotes 3 and 4.  Additionally, please revise to include footnote 2 or revise all footnotes accordingly.

Response:  We have revised the footnotes to table 3 to comply with this comment.